                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT )*

                             CELL THERAPEUTICS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   150934 10 7
                                 (CUSIP Number)

                              James J. Bergin, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (723) 524-2383

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 28, 2000
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
[ ]


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

                                  SCHEDULE 13D

---------------------------------               -------------------------------
CUSIP NO. 150934 10 7                             PAGE  2    OF  9      PAGES
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Johnson & Johnson                                       22-1024240
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]

-------------------------------------------------------------------------------
   3  SEC USE ONLY


-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
-------------------------------------------------------------------------------
   NUMBER OF      7 SOLE VOTING POWER
    SHARES
 BENEFICIALLY             -0-
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ---------------------------------------------------------------
                  8 SHARED VOTING POWER

                          95,762
                ---------------------------------------------------------------
                  9 SOLE DISPOSITIVE POWER

                          -0-
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                          95,762
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            95,762
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .55%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------               -------------------------------
CUSIP NO. 150934 10 7                            PAGE   3   OF  9       PAGES
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Johnson & Johnson Development Corporation           22-2007137
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]

-------------------------------------------------------------------------------
   3  SEC USE ONLY


-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
-------------------------------------------------------------------------------
   NUMBER OF      7 SOLE VOTING POWER
    SHARES
 BENEFICIALLY             -0-
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ---------------------------------------------------------------
                  8 SHARED VOTING POWER

                          95,762
                ---------------------------------------------------------------
                  9 SOLE DISPOSITIVE POWER

                          -0-
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                          95,762
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            95,762
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .55%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP 150934 10 7                                              Page 4 of 9 Pages


                         Final Amendment to Schedule 13D

      This Statement amends Items 2 and 5 of the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, no par value, of Cell Therapeutics, Inc., a Washington corporation (the "Company") originally filed with the Securities and Exchange Commission on November 6, 1997 by Johnson & Johnson ("J&J") and Johnson & Johnson Development Corporation ("JJDC"), both New Jersey corporations. Capitalized terms used but not otherwise defined herein have the same meaning as in the Schedule 13D.


Item 2.     Identity and Background

            Item 2 is hereby amended by deleting the information in Schedule A attached to the Schedule 13D and substituting in lieu the Schedule A attached hereto. Schedule A sets forth the name, business address, citizenship and present principal occupation of each of the officers and directors of J&J and JJDC.

Item 5.     Interest in Securities of the Issuer:

            Item 5 is hereby amended by deleting the information in Item 5 of the Schedule 13D and substituting in lieu the information below.

            (a) As of the date hereof, J&J and JJDC each had beneficial ownership of an aggregate 95,762 shares of Common Stock, which constituted approximately .55% of the outstanding shares of Common Stock of the Company at that time. The percentage amount set forth above is based upon the number of shares of Common Stock issued and outstanding as of November 15, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and as adjusted by the Company's report on Form 8-K dated January 25, 2000

            (b) J&J and JJDC each have shared power to vote and shared power to dispose of all shares described in paragraph (a) above.

            (c) There were no transactions in the Common Stock of the Company effected by J&J during the past sixty days. Set forth below is a list of the transactions in the Common Stock of the Company effected by JJDC during the last sixty days:

CUSIP 150934 10 7                                              Page 5 of 9 Pages

              Amount of
Date of       Securities      Price per   Acquired or (A)   Where and How
Transaction   Involved        Share       Disposed (D)      Transaction Effected
2/28/00       215,000         $31.30            (D)         Over the Counter
                                                             through a broker
2/29/00       250,000         $35.98            (D)         Over the Counter
                                                             through a broker
3/01/00       235,000         $44.38            (D)         Over the Counter
                                                             through a broker
3/02/00        72,500         $42.62            (D)         Over the Counter
                                                             through a broker

                  To the best knowledge of J&J and JJDC, no director or executive officer of J&J or JJDC beneficially owns any shares of Common Stock or other securities of the Company. Neither J&J nor JJDC is aware of any other transaction in such securities during the past sixty (60) days by any of its executive officers or directors.

            (d)   Not applicable.

            (e) The Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock on January 13, 2000. On that day the Company completed its acquisition of PolaRx Biopharmaceuticals Inc. in consideration of which the Company issued 2 million additional shares of Common Stock to the shareholders of PolaRx. As a result of this additional issuance, the percentage of Common Stock held by the Reporting Person was reduced to four point nine two percent (4.92%) of the outstanding Common Stock. The percentage amount set forth above is based upon the number of shares of Common Stock issued and outstanding as of November 15, 1999, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 as adjusted by the Company's report on Form 8-K dated January 25, 2000. This is a final amendment to the Schedule 13D.

CUSIP 150934 10 7                                              Page 6 of 9 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        JOHNSON & JOHNSON



Dated:  March 8, 2000   By   /s/  M. Ullmann
                             -----------------------------
                             Name: Michael Ullmann
                             Title:   Secretary


                        JOHNSON & JOHNSON DEVELOPMENT
                              CORPORATION



Dated:  March 8, 2000   By   /s/  E. B. Jung
                             -----------------------------
                             Name: Eric B. Jung
                             Title:   Secretary

CUSIP 150934 10 7                                              Page 7 of 9 Pages

                                   SCHEDULE A

                  Board of Directors and Executive Officers of
                                Johnson & Johnson

      The directors and executive officers of Johnson & Johnson are identified in the table below. Directors of Johnson & Johnson are indicated by an asterisk.

Name                                  Business Address                        Citizenship        Principal Occupation
----                                  ----------------                        -----------        --------------------
1.  Gerard N. Burrow M.D.(*)          Yale New Haven School of Medicine       United States      Special Adisor to the President of
                                      333 Cedar Street                                           Yale University for Health Affairs
                                      New Haven, CT  06510


2.  Joan Ganz Cooney (*)              Children's Television Workshop          United States      Chairman, Children's Television
                                      One Lincoln Plaza                                          Workshop
                                      New York, NY  10023

3.  James G. Cullen (*)               Bell Atlantic Corporation               United States      President and Chief Operating
                                      1310 North Court House Road                                Officer, Bell Atlantic Corporation
                                      Arlington, VA 22201

4.  Robert J. Darretta                Johnson & Johnson                       United States      Vice President, Finance and
                                      One Johnson & Johnson Plaza                                Member, Executive Committee of
                                      New Brunswick, NJ  08933                                   Johnson & Johnson

5.  Russell C. Deyo                   Johnson & Johnson                       United States      Vice President, Administration,
                                      One Johnson & Johnson Plaza                                and Member, Executive Committee of
                                      New Brunswick, NJ  08933                                   Johnson & Johnson

6.  Roger S. Fine                     Johnson & Johnson                       United States      Vice President and General Counsel
                                      One Johnson & Johnson Plaza                                and Member, Executive Committee of
                                      New Brunswick, NJ  08933                                   Johnson & Johnson

7.  M. Judah Folkman, M.D.(*)         Children's Hospital                     United States      Senior Associate in Surgery and
                                      Harvard Medical School                                     Director at Children's Hospital
                                      Boston, Ma                                                 and Professor of Cell Biology at
                                                                                                 Harvard Medical School

8.  JoAnn H. Heisen                   Johnson & Johnson                       United States      Corporate Vice President, Chief
                                      One Johnson & Johnson Plaza                                Information Officer, and Member,
                                      New Brunswick, NJ 08933                                    Executive Committee of Johnson &
                                                                                                 Johnson

9.  Ann Dibble Jordan (*)             Johnson & Johnson                       United States      Former Director of the Social
                                      One Johnson & Johnson Plaza                                Services Department, Chicago
                                      New Brunswick, NJ  08933                                   Lying-In Hospital

10.  Christian A. Koffmann            Johnson & Johnson                       France             Member, Executive Committee of
                                      One Johnson & Johnson Plaza                                Johnson & Johnson
                                      New Brunswick, NJ 08933

CUSIP    150934 10 7                                         Page 8 of 9  Pages

Name                                       Business Address                   Citizenship        Principal Occupation
----                                       ----------------                   -----------        --------------------
11.  Arnold G. Langbo (*)                  111 Capital Avenue, S.W.           Canada             Chairman of the Board of the
                                           Battle Creek, MI  49015                               Kellogg Company

12.  Ralph S. Larsen (*)                   Johnson & Johnson                  United States      Chairman, Board of Directors,
                                           One Johnson & Johnson Plaza                           Chief Executive Officer and
                                           New Brunswick, NJ  08933                              Chairman, Executive Committee, of
                                                                                                 Johnson & Johnson

13.  James T. Lenehan                      Johnson & Johnson                  United States      Member, Executive Committee of
                                           One Johnson & Johnson Plaza                           Johnson & Johnson
                                           New Brunswick, NJ  08933

14.  John S. Mayo Ph.D.(*)                 AT&T Bell Laboratories, Inc.       United States      President, Emeritus, AT&T Bell
                                           600 Mountain Avenue                                   Laboratories, Inc.
                                           Murray Hill, NJ  07974

15.  Leo F. Mullin (*)                     Delta Airlines, Inc.               United States      Chairman and Chief Executive
                                                                                                 Officer of Delta Airlines, Inc.

16.  Brian D. Perkins                      Johnson & Johnson                  United States      Member, Executive Committee of
                                           One Johnson & Johnson Plaza                           Johnson & Johnson
                                           New Brunswick, NJ  08933

17.  Paul J. Rizzo (*)                     IBM Corporation                    United States      Retired Vice Chairman of
                                           Old Orchard Road                                      International Business Machines
                                           Armonk, NY 10504                                      Corporation

18.  Henry B. Schact (*)                   Lucent Technologies                United States      Former Chairman and Chief
                                           600 Mountain Avenue                                   Executive Officer of Lucent
                                           Murray Hill, N.J. 07974                               Technologies

19.  Maxine F. Singer, Ph.D.(*)            Carnegie Institution of            United States      President of the Carnegie
                                           Washington                                            Institution of Washington
                                           1530 P Street, N.W.
                                           Washington, D.C. 20005-1910

20.  John W. Snow (*)                      CSX Corporation                    United States      Chairman, President and Chief
                                                                                                 Executive Officer of CSX
                                                                                                 Corporation

21.  Robert N. Wilson (*)                  Johnson & Johnson                  United States      Vice Chairman, Board of Directors
                                           One Johnson & Johnson Plaza                           and Vice Chairman, Executive
                                           New Brunswick, NJ  08933                              Committee of Johnson & Johnson

CUSIP  150934 10 7                                            Page 9 of 9 Pages


                  Board of Directors and Executive Officers of
                    Johnson & Johnson Development Corporation



      The directors and executive officers of Johnson & Johnson Development Corporation are identified in the table below. Directors of Johnson & Johnson Development Corporation are indicated by an asterisk.

Name                            Business Address                  Citizenship         Principal Occupation
1.  James R. Utaski(*)          Johnson & Johnson                 United States       Vice President of Johnson & Johnson and
                                One Johnson & Johnson Plaza                           Chairman of
                                New Brunswick, NJ  08933                              Johnson & Johnson Development
                                                                                      Corporation

2.  Larry G. Pickering(*)       Johnson & Johnson                 United States       President of
                                One Johnson & Johnson Plaza                           Johnson & Johnson Development Corporation
                                New Brunswick, NJ  08933

3.  James R. Hilton (*)         Johnson & Johnson                 United States       Associate General Counsel of Johnson &
                                One Johnson & Johnson Plaza                           Johnson; and Assistant Secretary of Johnson &
                                New Brunswick, NJ  08933                              Johnson Development Corporation

4.  Eric B. Jung (*)            Johnson & Johnson                 United States       Assistant Secretary of Johnson & Johnson; and
                                One Johnson & Johnson Plaza                           Secretary of Johnson & Johnson Development
                                New Brunswick, NJ  08933                              Corporation

5.  Roy Cosan                   Johnson & Johnson                 United States       Vice President of Johnson & Johnson
                                One Johnson & Johnson Plaza                           Development Corporation
                                New Brunswick, NJ 08933

6.  Susan Lambert               Johnson & Johnson                 United              Vice President of
                                One Johnson & Johnson Plaza       Kingdom             Johnson & Johnson Development
                                New Brunswick, NJ 08933                               Corporation

7.  Ting Pau Oei                Johnson & Johnson                 United States       Vice President of
                                One Johnson & Johnson Plaza                           Johnson & Johnson Development Corporation
                                New Brunswick, NJ  08933

8. Brad Vale, D.V.M.            Johnson & Johnson                 United States       Vice President of
                                One Johnson & Johnson Plaza                           Johnson & Johnson Development Corporation
                                New Brunswick, NJ  08933

9.  Z. Zehavi                   Johnson & Johnson                 United States       Vice President of
                                One Johnson & Johnson Plaza                           Johnson & Johnson Development Corporation
                                New Brunswick, NJ  08933